Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway [redacted]
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

04010584

Ref.:
Ole Kristian Lunde, SVP Corporate Communications, Tel: +47 22544431
Ellen W. Ronæss, Shareholder Service, Tel.: +47 22544430

Date: 5 March 2004

ORK – Trade subject to notification - option exercise

On 4 March 2004, in connection with its option programme, Orkla exercised 22,329 options at a strike price of NOK 160.
At the same time, Orkla issued 80,000 options at a share price of NOK 216.15, to be exercised no earlier than the day after publication of Orkla's results for 2006 (in February 2007) and no later than 15 December 2009.

After exercise of options, Orkla's holding of Orkla shares is reduced to 7,681,854. A total of 2,082,171 options have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 450,000 underlying shares in the hedge position related to the remaining part of the cash bonus programme.

The following of the above transactions concern primary insiders:

Name	Options exercised	Assigned new options	Total number of options	Orkla-shares
Håkon Chr. Andersen	6 666		13 334	*)
Roar Engeland		40 000	130 000	13.002
Dag J. Opedal		40 000	130 000	16.613

At the same time Managing Director of Orkla Foods International Håkon Chr. Andersen sold 6,600 shares at a share price of NOK 196.36 *) He now owns 9,268 Orkla shares.

dlw 3/16